Filed Pursuant To Rule 433

Registration No. 333-209926

September 12, 2016

U.S. Rate Hike Won’t Spoil Appetite for Gold, State Street Says

By Luzi-Ann Javier

Posted to Bloomberg.com

September 11, 2016

Is the Federal Reserve poised to spoil the gold bulls’ party?

For the manager of the largest exchange-traded fund backed by the metal, not even a surprise increase in U.S. borrowing costs this month would be enough to damp investor appetite for gold.

“We’re still going to be in an environment where rates in the U.S. are still very low,” David Mazza, the head of ETF and mutual-fund research at State Street Global Advisors, which manages SPDR ETFs, said in an interview Friday at Bloomberg headquarters in New York.

Holdings in gold-backed ETFs are heading for a third quarterly gain, the longest streak since 2012, even as the odds of a rate increase in September rise, data compiled by Bloomberg show. Investors have already poured $12.4 billion into SPDR Gold Shares this year, the biggest inflow among more than 7,000 ETFs tracked by Bloomberg.

“There are still opportunities for investors” to own gold, Mazza said. A surprise rate hike may trigger a temporary sell-off, “but not one that’s causing a bear market.”

Gold has rallied 26 percent this year, poised for the biggest annual gain since 2010, just a year before prices surged to a record. Money poured back in after three straight years of losses, as the Fed held off raising rates, while accommodative monetary policies from Japan to Europe helped push some bond yields below zero. Lower borrowing costs boost the investment appeal of commodities, which don’t offer yields or dividends.

As of Friday, traders were pricing in a 30 percent chance the Fed will raise rates this month, up from 24 percent a month ago, after Boston Fed President Eric Rosengren moved more firmly into the hawkish camp. Dallas Fed President Robert Kaplan also spoke Friday, saying that he still believes that data over the last several months have strengthened the case to raise rates, but the Fed can afford to be “patient and deliberate.”

“The market is unfortunately going to play off every comment and every data point,” Mazza said. “The data still doesn’t really support a Fed rate hike. The market has been pricing, basically since June, one rate hike this year and the question is, when will that happen?”

Traders Unconvinced

Traders appear unconvinced that the economic data would warrant a move later this month. The Institute for Supply Management’s services gauge fell to a six-year low in August. That came after the ISM factory survey showed contraction in manufacturing. Government data released Sept. 2 signaled cooling in hiring, while a private report showed consumer sentiment at a four-month low.

ETFs backed by the precious metal account for just 3 percent of the $3.21 trillion of assets held by investors, signaling there’s “ample room” to add strategic gold allocations to their portfolio, and supporting the gold rally, UBS Group AG said in a report Aug. 16.

Prices may rally to $1,500 an ounce as central banks delay rate hikes, Francisco Blanch, head of commodities research at Bank of America Merrill Lynch, said last month. The metal settled at $1,334.50 an ounce on the Comex in New York on Friday.

In the week ended Sept. 6, money managers boosted their net-long positions in gold futures and options by 17 percent, the most since June 14, government data show.

The aggregate open interest in the precious metal soared 43 percent this year, as futures head for the biggest annual gain since 2010, a year before prices surged to a record.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.